PRESS RELEASE

New Gold Announces Third Quarter Production Results and Cash Cost in Line with Annual Guidance

(All figures are in US dollars unless otherwise stated)

October 23, 2008 - VANCOUVER, BC - New Gold Inc. ("New Gold") (TSX and AMEX - NGD) is pleased to announce its third quarter production results and cash cost, which are in line with annual guidance. The production and cash cost information provided below are approximate figures and might differ slightly from the third quarter earnings. They also include year to date results for the period prior to the close of the business combination among New Gold, Peak Gold Ltd. and Metallica Resources Inc. on June 30, 2008.

Third Quarter Highlights

Third quarter highlights reflect the operating results for the three months ended September 30, 2008 for Cerro San Pedro, Amapari and Peak Mines.

  Gold production was 68,801 ounces versus 62,705 ounces in the second quarter

  Gold sales were 67,156 ounces versus 62,730 ounces in the second quarter

  Total cash cost was $566 per ounce (net of by-product sales) versus $612 per ounce in the second quarter

  Copper production was 2.37 million pounds versus 1.24 million pounds in the second quarter

  Silver production was 282,055 ounces versus 283,749 ounces in the second quarter

Year to Date Highlights

For the nine month period ending September 30, 2008, the operational results for Cerro San Pedro, Amapari and Peak Mines are as follows:

  Gold production was 193,096 ounces

  Gold sales were 197,508 ounces

  Total cash cost was $541 per ounce (net of by-product sales)

  Copper production was 5.77 million pounds

  Silver production was 794,427 ounces

Cerro San Pedro Mine

Cerro San Pedro achieved good results in the third quarter with gold sales increasing to 26,070 ounces compared to 22,190 ounces in the second quarter. Gold and silver production for the third quarter was 24,387 ounces and 282,055 ounces, respectively, and for the nine month period ending September 30, 2008, gold and silver production was 63,330 ounces and 794,427 ounces, respectively. The increase in production over the second quarter was due to a higher recovery as leach pads approach equilibrium. Total cash cost net of by-product sales for the third quarter was $369 per ounce and for the nine month period ending September 30, 2008 was $403 per ounce. Cash cost were lower in the third quarter mainly because of the increase in the volume of gold sold offset by the reduction in the selling price of silver, higher strip ratio and increased consumable costs.

Amapari Mine

Amapari produced 17,752 ounces of gold in the third quarter and 56,891 ounces for the nine month period ending September 30, 2008. The positive results of a major overhaul of the operating systems at Amapari that commenced early in the quarter are evidenced by the significant increase of recoverable ounces placed on the leach pads. Recoverable ounces placed increased from 16,400 in the second quarter to 23,600 in the third quarter, an increase of 44 percent. Higher mobile equipment availabilities resulted in more tonnes moved and higher grade ore delivered to the leach pad while better plant availability increased tonnes placed by 33 percent. Recoveries of completed piles averaged 75 percent compared to historic results in the low 60 percent range. Total cash cost per ounce decreased from $968 in the second quarter to $882 in the third quarter. Full impact on production and cash cost from the recent improved operating performance is expected to be realized in the fourth quarter.

Evaluation of results from the 2007/2008 drill program at Amapari has not added significant amounts of oxides that would be economical to process in the existing heap leach circuit. Remaining heap leachable material will be exhausted in the fourth quarter of 2009. Production beyond 2009 is subject to ongoing studies on the feasibility of mining and processing the sulphide resources underlying and surrounding the oxide pits. New Gold continues to monitor operating performance at the Amapari Mine and will take further action as appropriate.

Peak Mines

Peak Mines produced 26,662 ounces of gold and 2.37 million pounds of copper in the third quarter versus 21,114 ounces of gold and 1.24 million pounds of copper in the second quarter. Metal production returned to planned levels with improvement in ore grade as mining focused on primary stopes. Mill throughput of 196,633 tonnes reflects consistent underground production and high mill availability. Total cash costs for the quarter were high at $560 per ounce sold as a result of negative adjustment to copper concentrate accounts receivable due to decreased copper prices.

Commenting on operating results, Robert Gallagher, President and Chief Executive Officer said, "The third quarter results are in line with the annual forecast. Cerro San Pedro had good gold production and cash cost results this quarter. We congratulate them in the receipt of both the Safety Award from the Mexican Mining Association and the ISO 14001 certification. At Amapari, operating performance improved considerably through the quarter which is expected to result in significant improvement in gold produced and cash cost as the full effect of these improvements bear fruit in the fourth quarter. Peak Mines had a good quarter with grades returning to their planned levels and increased mill throughput. Peak Mines reached a noteworthy milestone in the third quarter, producing their two millionth ounces" concluded Mr. Gallagher.

Gold production and cash cost are in line with 2008 guidance of approximately 250,000 ounces and total cash cost (net of by-product sales) between $500 and $520 per ounce.

New Afton Project

The New Afton project remains on schedule with three development crews working underground where a total of 1,432 metres of advance was achieved in the third quarter. Work included completion of a 430 metre ventilation intake raise and the completion of the first of four conveyor ramps.

Surface development is ahead of schedule with completion of the concrete placement for the Ball Mill, SAG Mill foundations and for the Mill building footings and completion of the Ball Mill piers. The Pothook Dam permit was received during the quarter allowing construction to commence and providing increased water storage capacity.

The concentrator and related facilities is expected to be completed during the first three quarters of 2009. The first ore is scheduled to be trucked to surface and along with stockpiled development ore should enable commencement of milling operations during the fourth quarter of 2009. Ramp up to four million tonnes per year capacity is expected to continue throughout 2010 and into early 2011.

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"The New Afton project is proceeding as scheduled and offers significant internal growth opportunities for New Gold in the near future. The New Afton mine is expected to be a significant cash generator for the company," said Robert Gallagher

New Gold will hold a conference call on Wednesday, November 12, 2008 at 10:00 a.m. Pacific time to discuss these results. You may join the call by dialing toll free 1-888-789-9572 or 1-416-695-7806 to access the call from outside Canada or the U.S. You can listen to a recorded playback of the call after the event until December 10, 2008 by dialing 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the U.S. Passcode 3273675.

New Gold is an intermediate gold mining company with three operating assets in Mexico, Brazil and Australia and two development projects in each of Canada and Chile. For further information on New Gold, please visit our website at www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information as to New Gold’s future financial or operating performance, may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential" "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should", or "might" occur. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: anticipated synergies from the business combination may not be realized, there may be difficulties in integrating the operations and personnel of New Gold, Peak Gold Ltd. and Metallica Resources Inc. New Gold is subject to significant capital requirements associated with its expanded operations and portfolio of development projects since completion of the business combination; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as "Risks and Uncertainties" included in New Gold's MD&A filed August 14, 2008 available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CASH COST
"Total cash cost" figures for gold production are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by ounces produced to arrive at the total cash costs of production. The measure, along with production, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

For further information please contact:

Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com

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